EXHIBIT 5.1

[Torys LLP letterhead]

June 30, 2011

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.
USA 20549

Dear Sirs/Mesdames:

RE: BROOKFIELD OFFICE PROPERTIES INC.

We are acting as counsel to Brookfield Office Properties Inc. (the “Corporation”) in connection with the filing on the date hereof of a Registration Statement on Form S-8 with respect to the common shares in the capital of the Corporation (the “Shares”) which may be purchased by participants pursuant to the Corporation’s Restricted Stock Plan (the “Stock Plan”).

We have made such investigations and examined originals or copies certified or otherwise identified to our satisfaction of such documents, records and certificates of the Corporation as we have considered necessary or relevant for the purposes of this opinion including:

(a) the articles and by-laws of the Corporation;

(b) the Stock Plan; and

(c) resolutions of the directors of the Corporation authorizing the Stock Plan.

For purposes of this opinion, we have assumed with respect to all documents examined by us, the genuineness of all signatures, the authenticity of all documents submitted to us as originals, the conformity to authentic original documents of all documents submitted to us as certified, conformed, telecopied or photostatic copies and the legal capacity of all individuals who have executed any of such documents.

Based and relying upon and subject to the foregoing we are of the opinion that the Shares will be validly issued and outstanding as fully paid and non-assessable shares.

The foregoing opinion is limited to the laws of Ontario and the federal laws of Canada applicable therein.

This letter is provided to you for your benefit, solely with regard to the filing of the Registration Statement and may not be relied upon by any other person or for any other purpose without our prior written consent.

Yours very truly,

Torys LLP